SCHEDULE 13G

Amendment No._____
The Multicare Companies, Inc.
Common Stock
CUSIP # 62543V-10-5




Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP # 62543V-10-5
Item 1:   Reporting Person - Daniel E. Straus - (SS# ###-##-####)
Item 4:   United States
Item 5:   6,878,095*
Item 6:   None
Item 7:   6,878,095*
Item 8:   None
Item 9:   6,878,095*
Item 11:  22.25%
Item 12:  IN

* 387,959 of theses shares may be acquired by the reporting person within 60 days through the exercise of options.

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                                SCHEDULE 13G

Item 1.

     (a)  Name if Issuer:     The Multicare Companies, Inc.
     (b)  Address of Issuer's Principal Executive Offices:
          411 Hackensack Avenue, Hackensack, New Jersey  07601

Item 2.

     (a)  Name of Person Filing:   Daniel E. Straus
     (b)  Address of Principal Business Office:
          411 Hackensack Avenue, Hackensack, New Jersey  07601
     (c)  Citizenship:   United States
     (d)  Title and Class of Securities:     Common Stock
     (e)  CUSIP Number:  62543V-10-5

Item 3.

     Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b):
     Not Applicable

Item 4.

     (a) Amount Beneficially Owned: 6,878,095 Shares of Common Stock (387,959 of which may be acquired by the filing person within 60 days through the exercise of options)
     (b)  Percent of Class:   22.25%
     (c)  Number of Shares as to which person has:
          (i)       sole power to vote or direct the vote:  6,878,095
          (ii)      shared power to vote or direct vote:  0
          (iii)     sole power to dispose or to direct the disposition  of:
                    6,878,095
          (iv)      shared power to dispose or to direct the disposition of:0

Item 5:

     Ownership of Five Percent or Less of Class:  Not Applicable

Item 6:

     Ownership of More than Five Percent on Behalf of Another
     Person:  Not Applicable

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Item 7.

      Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: Not Applicable

Item 8.

      Identification  and  Classification  of  Members  of  the  Group:   Not
Applicable

Item 9.

     Notice of Dissolution of Group:  Not Applicable

Item 10.

     Certification:  Not Applicable




                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             2/10/97
                                             (Date)

                                             /s/ Daniel E. Straus
                                             (Signature)

                                             ______________________________
                                             Daniel E. Straus, Individually


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